Filed by Semler Scientific, Inc.

(Commission File No.: 001-36305)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

On September 23, 2025, Eric Semler, Executive Chairman of Semler Scientific, Inc., or Semler Sci, and Matt Cole, Chief Executive Officer of Strive, Inc., or Strive, appeared on the “Coin Stories” podcast hosted by Natalie Brunell, a member of the Board of Directors of Semler Sci. A transcript of their discussion concerning the proposed acquisition of Semler Sci by Strive, or the Proposed Transaction, is provided below.

On September 23, 2025, Matt Cole and Joe Burnett, Director of Bitcoin Strategy of Semler Sci, appeared on the “Hurdle Rate” podcast hosted by Tim Kotzman. A transcript of their discussion concerning the Proposed Transaction is provided below.

On September 23, 2025, Natalie Brunell and Joe Burnett made posts concerning the Proposed Transaction to their X.com accounts. The posts are provided below.

“Coin Stories” Transcript

Matt Cole 00:00

There's a lot of synergies in both directions of how we could on the Bitcoin standard for us, where bitcoin is the hurdle rate, really do a lot together.

Eric Semler 00:09

I also just think that, you know, the time is right for consolidation is kind of the next wave of Bitcoin accretion is consolidation in the Bitcoin Treasury space. And you know, it's nice to be leading that charge.

Natalie Brunell 00:26

Hey, everyone. Welcome back to the show. This week, we saw the first major acquisition in the Bitcoin Treasury space, and joining me to break it all down is Matt Cole, Chairman and CEO of strive, and Eric Semler, Executive Chairman of Semler scientific. Welcome, guys and congratulations.

Matt Cole 00:44

Thank you. It's been a busy weekend.

Natalie Brunell 00:46

I know I happen to know All right, well, Matt, let's just start with you. Can you just please tell us about this merger and what strive can now do that maybe it couldn't do before?

Matt Cole 00:57

Yeah, and I think it's really what both companies will be able to do that they couldn't do before. And this is where you start to see synergies come in. And so maybe just to take a first quick just glance at what we saw at Semler. We saw a lot of things. First, a lot of innovation. The second, publicly traded us, Bitcoin Treasury company. So Eric saw this before a lot and before a lot of people, and it made a lot of value for shareholders by moving in this direction, also created a lot of optionality for their shareholders to think strategically into the future. And that was not lost on us, and when we saw them as okay, you know, trading below the NAV of their Bitcoin, and they have a historically profitable operating business, and not just that, a business that really hits the tone of what is popular in America right now, of preventative health care around the MAHA movement. And then you look at the Strive side, and our co founder of Vivek and his background in biotech, and our executive team has a lot of biotech overlaps. And this is like there was a lot of synergies in both directions of how we could on the Bitcoin standard for us, where Bitcoin as the hurdle rate, really, I think do a lot together. And so that's step number one. And number two, we've talked a lot of a company of how we want to move to a preferred equity, perpetual, perpetual preferred equity model, and what that means for us. And the reality is that we're already prepared to do that, but this is an institutional game, and when you can get scale quickly, that actually drives down the costs of such an offering in a major way. And so that's something where on the Bitcoin side, benefits us, but also benefits to similar shareholders in a big way to bring that together.

Natalie Brunell 02:39

I would love for you to elaborate on that. But first, Eric, why did this acquisition make sense for you and for similar shareholders?

Eric Semler 02:48

It's just, you know, it's a win-win. I think we really see the world the same way, just listening to Matt and listening to how the he sees kind of this dual pronged value creation story where we can really accelerate and get much faster and bigger scale than where we are, you know, independently and working together, we create this optionality, optionality to really, you know, fuel very highly accretive accumulation of Bitcoin and we and we have this really interesting asset that that Vivek and Matt really, you know, see the value of that, and they have the ability to really take it to the next level with, you know, their focus on preventative care, creating a preventative care platform that aligns so well with the government's mission of making America healthier. And I think we're just such a great representation of a public company that's, you know, making medical devices that save hundreds of 1000s of lives and can really, you know, prevent people from getting much sicker with by, you know, using our early detection devices. So I just think that dual nature is just very powerful concept. I think the offer was very attractive, I think, you know, as a 200% plus premium to where our stock was trading on Friday. So it's, you know, you obviously have to be happy with that as a Semler shareholder. But I just think that we see this as just a huge opportunity for us to continue to participate in the, in the, in the, you know, ascent of Bitcoin Treasury companies, and this is going to going to be one of those major, you know, Bitcoin Treasury companies of the future. And we're, we're very fortunate to be kind of sharing that ride together.

Natalie Brunell 04:32

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Matt Cole 06:05

Yeah, you can really go straight to the goats mouth and this industry Saylor and their 2q earnings call, and he laid out a plan for strategy that he wants to retire their convertible notes and move strategy itself to perpetual preferred equity only model. And the reason is it's an asset and liability match where bitcoin does not have cash flows, as we all know, but it has great returns. It's the best way to make an investment off the debasement of fiat currencies. So an infinitely long asset on one hand, and if you're going to take a levered exposure to that, which we all think is extremely attractive and accretive to shareholders. You want the liability side to also have as infinite of a duration as possible. And so that's the perpetual preferred equity, where you never have to pay back the principal. And so this kind of gets into all, all sorts of different directions. One would be the valuation in the future of Bitcoin, where, you know, I've said, and many others say, there is no top for Bitcoin, because they're never going to stop printing money. It's not that one bitcoin is going to buy you the state of Texas. It'll buy you, in my view, in real terms, a lot more than it does today. But it's that you never are going to stop printing money. So you can take a perpetually short fiat currency trade on one hand, pair it with Bitcoin and accrete additional Bitcoin for the common equity shareholders. And so we want that, because then we can ride out any bitcoin cycle in the future, because the leverage is substantially more intelligent than leverage where you have single year or a couple year maturity risk.

Natalie Brunell 07:38

Well, and that's exactly it. Michael Saylor has taught us exactly what intelligent leverage can do. Eric, can you touch a little bit on how similar healthcare business is going to be impacted by the merger?

Eric Semler 07:49

Sure. I mean, I think that it's really going to have a great future in the hands of Matt and Vivek. I think that they really have, you know, Vivek, especially with his background investing in biotech and healthcare and having huge success in that area, and his, you know, extraordinary financial skills, I think, will enable it to become kind of this very interesting asset that can, you know, can come a platform to grow with other assets added to it to become, I think, you know, kind of like just one of the only, maybe the best public market story in preventative care and this idea of making America healthier. I think we have the tools and devices and software to be that company, and I think we need that kind of leadership and vision from Vivek and Matt to kind of execute on that. So I don't know exactly how that, you know, it will play out, you know, on a short term basis, but on a longer term basis, I think there's tremendous upside in what Strive can do with the asset.

Natalie Brunell 09:02

And Matt, you announced a pretty major Bitcoin purchase along with this acquisition. So can you tell us a little bit about the accumulation strategy now? Because it seems like maybe it will be turbo charged at this point.

Matt Cole 09:14

Yeah, absolutely. So our view, and this kind of gets back into the concept of Bitcoin being the hurdle rate and our future return expectations. And so we've broadly internally set a return expectation over the next five years of at least 30% CAGR, on average is our internal return. But you could even discount that back to 20% it wouldn't change the analysis here. And the reality is, that whenever you have funds coming in, you could always deploy them for at most a capital cost of 10% or less, if you know the funds are going to come in. So basically the cost of capital. And so if you think over the long run, Bitcoin is going up 30% but even 20% works here, and you could finance to get bitcoin ASAP. For 10% that trade, again, works out with funds that are coming in. In the short run, it could work out or not work out in any given one purchase, but over the long run, that is a good decision to deploy capital into bitcoin ASAP. And so our plan here is, whenever we have capital coming in, is we're not short term market timers. I'm not going to look at the chart and say I think tomorrow bitcoin is going up or going down. I don't think that there's money to be made in that. And so our view is we want Bitcoin exposure as fast as possible, and that's what we do, but obviously looking at liquidity and not looking to move markets with our purchase. So sizing a purchase to buy without moving the market as fast as we can, and that's what we did here. And then many other discussions started happening, like the one with Eric that made it take a few extra days to actually disclose things like the Bitcoin buy. But I'm glad that's out there.

Natalie Brunell 10:57

Well, now you're at nearly 11,000 Bitcoin climbing the ranks. I know everyone's tracking the Bitcoin treasuries now, right? Eric, what excites you the most? Because you're going to be joining the board of Strive, right?

Eric Semler 11:08

Yeah. I mean, I'm just super excited to be part of, like, of the future of Bitcoin treasury and being, you know, affiliated with probably the one of the big winners in the space. And, you know, I, you know, really believe strongly in Bitcoin Treasury, and nothing's changed from that standpoint. I'm just thrilled that we have the opportunity to, you know, get scale and access these types of markets, these very accretive markets for Bitcoin. I also just think that, you know, the time is right for consolidation is kind of the next wave of Bitcoin accretion is consolidation in the Bitcoin Treasury space. And, you know, it's nice to be leading that charge. I think Matt and Vivek have been, you know, visionaries, and seeing that and being first and being early, I think you're going to see a lot of consolidation, and which is a good thing, because over time, as my experience investing in public markets over 30 years is that when you have consolidation in an industry like this, you tend to see multiple expansion, you tend to see values increase. And so, you know, there will be, this could be really an important kind of planting a pole and kind of valuation and establishing a floor, I think, in the valuations of these companies. And I think that this was just a very, kind of, you know, very, very visionary move by Matt and Vivek and I'm, I just think that's what we're going to see. And this is going to be a fantastic kind of run from here.

Matt Cole 12:36

Maybe just quickly, Eric, if you don't mind, just on, on. My excitement for you joining the board is, I mean, you're visionary. I mean, you were the second company to do this and that, to me, is what we're looking for as we build this board, is people that are going to have conviction, because Bitcoin is a super volatile asset in the short term, and we know, or we strongly believe, where it's going in the long term, and so you need to have a board that's willing to be innovative, to willing, willing to do something that is different. And I think you've demonstrated that was similar. I think the speed to which, when we started these conversations on both sides, to which we were able to move and get towards a deal, shows the willingness to think outside the box to get to a solution in the best interest in long run for shareholders. And that's what we want. We want a team of, I mean, someone on X calls it the Avengers board, and that's, that's what we want, is, how do we keep executing at scale? Because yes, we would be close to 11,000 Bitcoin at the start right now, but that's just the start over. We want to go as long as it's accretive to our common equity shareholders and we think that we're gonna be able to do that in a big way

Natalie Brunell 13:47

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Matt Cole 15:44

So I think there's, there's a couple reasons. One, scale is your friend, and at least to a certain level, and I think once so, like when I used to work at CalPERS, as an example, I read I ran a $70 billion bond portfolio. And I can tell you that that you get access to a lot of things that you don't get when you're small. And so as an example, if you're small, and you're talking about the pref as an example, you need to be raising a few 100 million minimum to do a syndicated offering with a large bank that's going to go out there and raise an institutional round. So that says you need a little bit of scale. But even at that level, your fees are a lot higher, so ultimately, that that makes a leakage in accretion as you go up that next level, I think the sweet spot here is the 10 to 60,000 Bitcoin level today. I think it's going to grow over time as the preferred equity markets expand, and this gets into what I think is one of the biggest challenges to date for strategy, and that is that they struggle to get enough leverage. And so it's funny, because a lot of people will say they're risky, they're over levered, they're going to go bankrupt, and I look them like they're triple A debt. They can't even they're struggling to get enough leverage, because they're innovating in this market and building out a new perpetual preferred equity market. And Michael's doing, and team are doing a great job of that, but that's taking time. That's taking years where a 10 to 50,000 Bitcoin company can get to that 30, 40% leverage ratio that Saylor talks about through preferred equity only without breaking the size of the professional per equity market, and so they'll get there over time. But I think when you think about fastest horses with regards to accretive, intelligent leverage, I think that's the sweet spot, and that's like, right where we'll start at the gates.

Eric Semler 17:34

And I think there's just this kind of reality that there's now all of these newcomers to Bitcoin treasury, right? There's something like 180 of them, and most of them, I think, unfortunately, are in a position where they can't buy bitcoin accretively, or getting close to the point where they can't, and so it's just inevitable that they're going to have to either, you know, buy something or sell something, you know, most likely get acquired. And so if you can be kind of the first mover and establish that, I think that you'll trade at a higher multiple, and I and we're seeing that, you know, or Strive, is doing, doing this acquisition and in a very creative way, if you look at the numbers, so they were able to offer us a very attractive premium, yet still do an accretive deal. And that is a great formula, and that is, I think, what you're just going to see more and more of, but they have a big advantage, because they have the ability to do bigger deals and more deals and than most of their peers. And that is, that's where you're going to see, I think Strive kind of separate from the pack.

Natalie Brunell 18:44

Well, when you look out at the institutional and retail investors out there who have maybe sat on the sidelines because they've been a little bit nervous about the volatility of Bitcoin, what do you say to them?

Matt Cole 18:55

I'll make a few, a few comments. One, I think you have to take, you have to zoom out that Bitcoin is an infinitely long duration asset. And if you go look at any four year period in bitcoins history, any day, so any four year period, day by day, there's not one period that has a negative return, and but if you go any month or any week, there's a lot of big negative returns, right? Because it's a hyper volatility asset. So the zoom out mentality is something that people really need to get their minds around, both in buying Bitcoin directly, and then even more so when you buy amplified Bitcoin through a Bitcoin Treasury company, that you need to be thinking in terms of the long run. And that's where we've talked about how we set even management, compensation and incentives. It's all about thinking in the long run. So increasing Bitcoin per share on the short term, meeting your debt liabilities, and then over the long run, we think if you are continually increasing Bitcoin per share, that you're going to also outperform Bitcoin over the long run. Because that just. Structurally works. It just, it's really that simple, and it gets into the preferred equities is, if you're borrowing at 10% and Bitcoin goes up 30% a year, that's a that's what in fixed income markets is called a carry trade. And that carry trade will work over the long run, but it won't work every month. And so if anybody has a month time horizon on a trade of a publicly traded security that's a Bitcoin Treasury company. It's highly risky. It could work out really well. It could work out really, really poorly. And so that's where we really don't want our management team ever to be thinking in terms of a month or a quarter, but to zoom out and drive long run value to our shareholders.

Natalie Brunell 20:44

Yeah, I actually saw you tweet about that positive incentive structure. So, Eric?

Eric Semler 20:49

Yeah, something that I just think we aren't paying enough attention to is this institutional capital issue. I've been an institutional investor for 30 years. I talk to very large institutional investors every day, my call my friends, I see them at meetings. I built a lot of relationships over many years, and I know that so many of them want exposure to Bitcoin. They can't buy the ETF. They can't buy Bitcoin itself. So they really can't get their exposure, other than through owning MicroStrategy large institutions, and there needs to be more opportunities. I love MicroStrategy. I love the guys there. I love Michael Saylor, but they're they, they can't just own one stock to get exposure to Bitcoin. They want to have multiple stocks or concentration issues on how big a position you can make some one stock. So there should be many more that they can get, you know, that can, and also, you know, different flavors of Bitcoin Treasury companies they can invest in. So there's just a huge opportunity here. And because, you know, ironically, because there's so many, it's so fragmented now, and there's so many small companies that can't get to scale, and will have to get, kind of will have to decide about whether you know how they're going to move forward. You're going to have these, you're going to have a companies like Strive that are going to be kind of the majors, you know, in the space, and they're going to get scooped up in the portfolios of these large institutions and and it's and so there's just going to be massive demand more for these Treasury companies because of the institutional capital that's out there for them. It's on the sidelines, waiting to for more opportunities than strategy. And I think this is going to be one of those, like, I just, I know so, because I talked to the guys who are running capital, who believe in Bitcoin, and they just need more, you know, they need more opportunities.

Matt Cole 22:39

And on capital real quick, just because, you know, Mark's been pretty open publicly about this, that companies need to be at a certain scale for them to be able to invest in it. And so this gets into another reason why joining forces here accelerates that path to these larger institutional investors that are literally going in the Wall Street Journal and saying, I want to buy additional Bitcoin Treasury companies, but they need to meet certain market cap restrictions for me to be able to buy them. And it's just an open please do this. And you know that obviously means an opportunity for Bitcoin Treasury companies that can check that box.

Eric Semler 23:19

yeah, and they don't have to trade at a huge M nav for them to buy them. They're happy buying them at 1m nav, you know, par, because that's Bitcoin, right? But that's their only way to get access, you know, exposure to it, to invest in it. So it's, it's not it's, it's a huge opportunity that I just think people overlook.

Natalie Brunell 23:39

It's a really exciting time in Bitcoin story. We're all very, very early still. We've got regulatory wins giving us some momentum. So really excited. It's been an honor to serve on the Board of similar scientific final thoughts from both of you.

Matt Cole 23:54

My final thought is that it is early, and we do need a ton of these. And just to go one layer deeper on differentiation space, because I think a lot of people say, Oh, you're just doing the same thing as strategy. And if you look at and you take an analogy of a Bitcoin Treasury company, which is an operating company, and you compare it to hedge funds, there are many, many different hedge funds that have slightly different risk return profiles. So one example here would be different leverage ratios that's going to appeal to different people. Are you using different ways to get yield on your Bitcoin? Are you not getting yield on your Bitcoin at all because you don't think that's attractive? Those are different ways that are going to have people that will prefer those types of exposures, and that's before you get into the operating business, or any different way that you even can also think about it. So my view is that there can be few 100 Bitcoin Treasury companies from a differentiation perspective, just like there's a few 100 insurance companies, a few 100 banks, there's a few 100 hedge funds, any industry where there is something innovative that people want access to, there will be a ton of ways to differentiate. And it's still very early. I mean, even Strategy themselves, they don't even have anything close to the balance that the capital structure they want. So I think this is early innings. But, you know, early innings in something that will be volatile, so huddle for the long run.

Eric Semler 25:14

I think that says it all. The only thing I want to add is that I'm going to miss being on a board with you, Natalie, and it's been great. You've added so much value to us, and you know, hope we can do something together again sometime in the future.

Natalie Brunell 25:29

Well, thank you so much. I feel the same way. Congratulations to both of you and to everyone on both teams. We're looking out for more announcements. Thank you so much, and I'll have more information and the press release in the show notes, thank you so much, Matt and Eric. Thank you so much for checking out this episode of coin stories. Make sure you're subscribed to the show so you don't miss any new episodes, and if you can turn on those notifications and leave us a positive review, they really help the show grow organically with new listeners, we have a free weekly newsletter. You can sign up at the news block.substack.com, this show is for educational and entertainment purposes only. Nothing should constitute as official investment advice, and you should always do your own research. I'm always open to feedback and guest suggestions, so please feel free to reach out at info, at talking bitcoin.com I'll see you next time.

“Hurdle Rate” Transcript

Tim Kotzman 00:23

You Tim. Welcome back to the hurdle rate episode 28 a very special episode. I'm Tim Kotzman. I'm here with Ben Workman, Matt Cole, Jeff Walton and Joe Burnett. And without further ado, I'm just gonna hand it right over to Matt. Matt, what's been going on the last week?

Matt Cole 00:45

A lot except for no sleep, is the short version of it. Yeah, I think we that this merger between Semler Scientific and Strive, I believe, is from the words of our banker Cantor, the fastest merger to come together that they've ever seen. And so we'll get into all the details on it. But I just think this is from a from a speed and execution on both sides, and dedication to get something done on this timeline is really unprecedented. And so just to rewind, today's Monday, the 22nd one week ago, last Monday, we were just talking about it was Strive's first day as a publicly traded company. And so it's in in Bitcoin world. You know, I always say it's dog years and that things move really quick. But this is this has taken it to another level, and to the point that I was trying to do research on ChatGPT, and I asked our bankers to do some research, we are not aware of another company to go public and then enter an agreement, definitive agreement, to acquire another company one week in US capital markets history. And so I just, you know, I actually that the challenge anyone listening can, can someone find an example of something like that that happened faster because I can't, so I always have to use the words I believe because I believe, because I can't, but I can't definitively confirm it. So would love someone to prove me wrong on that so I or not prove me wrong. So maybe I could take off the I believe and just say it is. But for now, it's, I believe, but I guess, just to take a step back, because I think this is, this is a major, major story, and we'll all get into it. And obviously we have Joe Burnett on another special guest front from the Semler team. And you know, would be just pumped to be able to do be bring him on to Strive full time and going to think more highly of them, but I've been over the belief that some consolidation in this space makes sense for a long time, and it comes down to what is our objectives. Our objectives are obviously to maximize long run value for our shareholders, outperform Bitcoin over the long run and then over the short run, increase Bitcoin per share. And so when we were looking at at Semler is like, Okay, you have literally the second publicly traded us, Bitcoin Treasury company, super innovative company that Eric Semler took and saw this as the best direction for their company. And I think that that's a big signal, just like in a different way, I think that really good podcasters are also a good signal of people that you want on your team. And I know that people like people don't like that, but, but it's comes down to, what I like to say is that give me the athlete that can go talk about it, and then I can also do it. That's the person I want in my corner every day, versus just one of those things. But I looked at their team, obviously, bringing Joe on board, Natalie on the board, and just said, this is a talented group of people. They have a lot of Bitcoin. And what can we do together? And I think what we could do together is we have a much larger stack of Bitcoin. We will be able to access the capital markets in a way that I think would drive down costs for both sides. So I think it's accretive in that way. And then obviously, we have a very clean balance sheet. We've laid out ambitions to get a preferred equity out there in 2025, and when you, when you bring more Bitcoin into the equation, that makes that type of an offering even more institutional, right? There's, there's a reason. It's like Strive was, you know, we laid out ambitions before this was even a consideration to do this merger, and I think you know that we would have been able to get there. But you know, there's a reason that it's only Strategy in the market right there, because of the size that they have, the ability to bring in these large banks in, get these preps out into the market and their capital structure, and this is going to be able to amplify that for us in a major way. And then lastly, and I just want to tease this, but I want to go deeper later in the podcast. You look at, you know, Semler as is pre merger and trading below NAV, then that means that the bitcoin is undervalued, and you could write the operating business down to zero. And when we're looking at. The operating business side over there, I think the bottom line is, is that it's on brand for something that actually is really interesting and actually something that's very meaningful to I know the Semler team, but also the strive team, from myself, many of the strive team members, including people like our CFO Ben that came from the biotech industry and our largest shareholder, Vivek Ramaswamy, people love preventative health care. They love getting in front of it that that's actually a much better way to fix health crises in the country, to find a problem earlier, versus just go to the doctor and find out you have stage four cancer. And so that's a big part of the MAHA movement that is near and dear to a lot of our hearts. And I think just you know, talking about it with a lot of the people you know in the Strive circle, I think there's potential to give that, that operating business, a broader mandate, a broader mandate around preventative health care, with a new management team and a broader mandate and then and then monetize it. Because my belief is that it's not going to beat the hurdle rate of Bitcoin, but I do believe that there's a lot of way to kind of pivot and rebrand and drop down a company that will have a mission that I think will be meaningful to a lot of people and still make money while preserving our optionality to accrete Bitcoin in a concentrated and focused manner. And so that's a handful of the things that I thought made a lot of sense. But maybe to start, kick it over to Joe, and then we'll go around the horn on just different thoughts and have a good conversation on this?

Joe Burnett 06:41

Yeah, absolutely I can start off. I mean, from my perspective, I'm incredibly excited about this transaction. Obviously, I started the year at a company called Unchained, and I collaborated on a research report with the Strive team, actually kind of revolving around using Bitcoin as a hurdle rate for capital allocation. So it's kind of funny that this podcast and the hurdle rate podcast, and now, you know, after this transaction, being a part of the Strive team. So couldn't be more excited I, you know, I watched the last podcast that you guys did with this and you went through the board, and I think, you know, the Strive board is incredible for a number of different reasons. And I think you guys have that good long term commitment towards Bitcoin, increasing Bitcoin per share over time. You understand that Bitcoin is the hurdle rate for capital allocation. And I'm super excited this deal came together. And couldn't be more excited about the future of Strive and Semler.

Jeff Walton 07:41

Yeah. What an exciting time. This is this entire weekend. Everybody I know is running down super short sleep and just slammed full of caffeine and wondering if there's going to be a day that we do get some sleep here in the near future. But what it what a cool case study. I think we're going to look back at this moment in time. I think this is going to accelerate creativity in the space and one really unique thing. And just thinking about just Semler as last year and a half, going from being a self proclaimed zombie company to adding Bitcoin to the balance sheet to now being in this position where getting acquired by another company that has Bitcoin on balance sheet, and in that adding Bitcoin to balance sheet the very beginning provided optionality financially for Semler. And so I think there's 1000s of companies in the world that are sitting in a very similar type situation that are zombie companies, and may see this optionality and provide a future roadmap for how to potentially save their company or provide them more optionality and financial strength in the future. So I think this is just an incredibly exciting transaction, very novel, cashless transaction, so effectively utilizing shares as currency. And I think this this will be studied for decades, and I think there will be dozens of transactions that will follow utilizing a similar framework. So it's just incredibly exciting time to be in this space. And this is the digital transformation, I guess, of M&A now we are, we're just taking it. We're just transforming every component of the business cycle digitally.

Joe Burnett 09:33

So, yeah, I agree, Jeff, and just add on a few more thoughts, like, I think buying Bitcoin on the corporate level requires courage, right? And you know, most large, publicly traded companies today are filled with, you know, older people that are going to just do what is customary and traditional. And you know, they don't want to rock the boat too much. And it's these zombie companies like Strat or like Semler. And you. Other zombie companies around the world that were growth companies at some point then became value companies, just funneling free cash flow that were used to stack up cash or due stock buybacks or large dividends, and Eric Semler, being the visionary that he is and the investor that is willing to actually go against the grain and kind of be the natural underdog, and, you know, and not just follow what everyone else is doing. Decided to adopt, you know, the Bitcoin Treasury strategy in May of last year, and now with, you know, over 5,000 Bitcoin on Semler balance sheet, like it does give Se like the optionality and like true concrete value in this, you know, digital capital asset that sits on the balance sheet, you know, it's worth over $500 million like that is incredibly valuable. And I think, you know, just like you pointed out, we're going to see more and more zombie companies over time adopt Bitcoin as a treasury reserve asset. And I think Strive is, you know, obviously going to be leading the way in a really big way. And you know, the success of Strategy, and, you know, eventually Strive and all these other Bitcoin Treasury companies is just going to show the market that, like, Hey, we're standing on this Bitcoin bridge that exists. The bridge is very solid. It's not breaking. Come on the bridge with us, and you'll perform, you know, pretty well as well. So I'm super excited.

Jeff Walton 11:20

We're going to call you Joe Carnegie now, I guess.

Joe Burnett

I like it.

Ben Werkman 11:23

Yeah, I think what's so unique about this transaction in particular is it sends a message out to the market. You know, there was this feeling that was going on out there, the sentiment that was happening where people were looking at these companies that started to trade below their net asset value, and they started to view them as as hopeless, and that there was no way out from that, that it was kind of a death blow for Bitcoin Treasury companies. And I think the emergence of M&A in this space is a huge signal out to the market that that's not the case. And the one thing that I particularly like about this transaction and the fact that Strive and Semler here are combining two teams and two shareholder bases that have been passionate about the Bitcoin acquisition, acquisition strategy and utilizing the capital markets is it signals to the market that it's time to be bold, right? This is the moment to make the moves there's because we've been a little bit spoiled watching Strategy at such tremendous scale, I think a lot of people that are looking at this market don't realize how hard it is to achieve that scale. And there can be an understanding out there when you look at two companies like Strive and like Semler, where they both achieve significant scale by any measure in the market. But you realize that when you combine that scale together, you really do become more than the sum of its parts, right? It really ignites the next phase of this strategy to be able to efficiently and effectively access those credit markets, to be able to scale in a big way. It pushes you years down the timeline from what it takes most companies to achieve this, you know, Strategy, they had to build up slow, you know. And we forget that, because we only see the result. And a lot of people that are coming into the market only see the end result. They missed a lot of the journey. It was really slow and steady for years, and then they really put their foot on the gas, you know, the later half of 2024, so for the new companies that are coming into this market, being that there's really only one primary issuer in the preferred market today, with Strategy, these other companies are seeing the benefit of achieving scale themselves and being able to look at these transactions and figure out a way where both shareholder bases win, right the acquiring company, you're increasing your Bitcoin per share. You're increasing your NAV which is going to give you increased leverage capacity to go out into the markets and raise. For the Semler shareholders, it gives them the opportunity to both join in on a ship that can move faster than either ship can move on its own, and they get the benefit of the Fiat win on the other side with the share price. So I think that this is just a great example into your point, Jeff, this is one that's going to be looked at very closely, particularly in the next couple months. Because I don't think this is the last of M&A in this space. I think this is opening people's eyes to what's possible, you know. And so when Matt was on stage in Bitcoin Vegas, saying, you know, we're going to look at things a little different, and we're going to deploy Alpha strategies, and we're going to look at ways where we can be creative to really create a growth engine that's going to propel us a decade into the future here. You know, this is what he meant, and being able to do this one weekend, you know, quite frankly, I don't know how he's standing up. I think we were on a call at 1:30 in the morning, still ironing out the details on this. And so it's just an incredible, incredible testament to both the Strive team and the Semler team to be able to come together on a deal like this in such a short time frame that just kicked off, really what last Thursday. So it's an incredible time. Line timeline to close something like this. And I think it just sets up a really bright future for this combined company.

Matt Cole 15:05

Yeah, I do want to break on that note news that has not been released yet, though, and that's that it actually kicked off at the Unconference on Wednesday, and then it really picked up steam on Thursday, really quick and and the reason is, is, you know, probably on a normal week after that conference, that would be the top story for us to talk about. Because I do think that, and we will definitely get there today. But, you know, I mean, what an amazing group of people that you and Ed, Tim brought together for a conference in and the fact that I'm not joking when I say this. If I was not in New York at that conference, this would not have happened. And so the value for a quick, moving space to be able to innovate. Think about the art of the possible. And then, you know the the same that happens in the space that you can just make things happen. And it started there, and then it started there, and it got into a discussion of, you know, we think we could get this done and announce pre market Monday, and lawyers and bankers are like, What? No way. There's no chance. And but, the dedication and the willingness to be innovative, right to not have just an old, stodgy, exec team or board, frankly, on both sides, but one that says, let's think about this from a business perspective, and if it makes sense, let's run, let's not sleep. Let's do everything we can, because we do know how quickly that this space moves and that sort of energy and dedication. I mean, I'll tell you that. I mean, when I when I we've looked at a few of these types of things. I mean, we laid out, as you know, when we announced that we're going to do this, that M&A was part of how we would think about building our Bitcoin war chest. And I'll tell you that it's not, it's surprising to me from that perspective. But also the asset management side of strive and doing engagements with corporations over the years, how slow public companies move and how bureaucratic it is and unwilling to work you know, outside of normal business hours and that's not what we're seeing here. That's not how we built our team. And I think it's, it's why we are, you know, we've talked about why we're, why we've made some of the decisions, because of, we have a bunch of sharks at our at our on our team, and we're going to be adding to the sharks. And it kind of gets even to another point that I've really been and thesis that I really believe in, and that's that you don't need a ton of people to run a great Bitcoin Treasury company. But if you actually want to be great, you need a real team, like it's not two people. If you if you had two people, this would have never happened. There's so many different decisions. We would have been saddled with convertible debt right now. That'd be an overhang on the company. If we had two people, like, probably would have done a SPAC, like all these things. You got to have a team of people that's willing to work hard, that's smart, that's principled, that has high agency, and that's what we built with our team and our in our board. And I mean, in one week, you kind of see how we start cooking. And I mean, I, I will make a prediction. We will not be announcing our next merger next week. But, yeah, TBD, if you know hit me in the Twitter DMS, if, if you want to join, join the rocket ship with us. But, but in all seriousness, we just started, and you're starting to see that execution and, and I think it's, it's, it's contagious. It's contagious when our board gets in a room together, and that's, you know, in the sports world, what they call chemistry, right? You can put a bunch of smart people together and they're either greater than the sum of their parts, or they're less than the sum of the parts, and that's something that is, you know, dependent on the group of individuals and their character, their work ethic and their willingness to get together. And we have that right now, and it's fun.

Tim Kotzman 19:15

Yeah, it is contagious. And Matt, the leadership that you've and the whole team have shown just reminds me of the words entrepreneur and intrepreneur, right? Maybe right now, Ed and I are entrepreneurs, right? If Ed wasn't back there with the guy by the door, like wrangling people, things would have fell apart. And I'm not embellishing, if I wasn't up there, like opening up sandwiches at lunch, things might have fell apart a little bit. And what I see you guys doing is, you know, I think I'm using the word correctly, intrapreneur and to the contagious part. I mean, I did send a few messages today. I'm like, You guys are connected to Matt, right? So, right. I mean, when you lead, it's definitely noticed, and I think there's a lot of people that are noticing it right now. So I. Um, and just underscoring how important it is to get to together face to face at different events. And I'd be curious to hear Matt or anyone else. How do you guys think about like you can't just fly around the world constantly? Well, I mean, you could. But how do you decide between I'm going to this event or I'm going to do a zoom call, because I think that's where we are right now, where both are really important to, like, conserve your energy, but also get out there and make it happen.

Matt Cole 20:29

I'll kick it off. So, I mean, you definitely can't do go to every single event. There's, there's way too many. I have found value in giving most events a try and seeing how they work out some of the events that I went to this year, I did not think they'd be valuable, but I just went out of curiosity to see and they were extremely valuable, and so kind of understanding that but, but also just having a team, and a team, you can divide and conquer a little bit, where certain people can go to Certain events, certain people can go to other ones. And having a presence and building out those connections, I think, are, are extremely valuable, because this, this space, is a very, in a sense, worldwide or in the United States, distributed space that leads to, just for the core business, more of a remote framework, if you want to maximize for talent. And my view is you maximize for talent because there's just not enough talent in the space, which is why I hope things like True North can actually continue to be a breeding ground for talent, not just for Strive, but for the entire ecosystem, because there's not enough talent right there. And that, you know, is a longer conversation for another day. But if that's the only thing that True North ever does, I think that is a great service for the Bitcoin community and also for the people that are, that are that, you know, rise up and prove themselves as podcasters and then, and then get jobs, right? But, but I think you got to go out there and you make connections, and it's really hard work. It's hard work. And so you got it. You got to stay fresh. People got to take care of themselves, go touch grass. But ultimately, this is a 24/7 market, and so you build a team, set the right incentives and let them cook.

Jeff Walton 22:13

And the securitization of this stuff is still very trust driven, so there's still a lot of you know, relationships that you're making with bankers and investors, and especially if you're going this corporate structure route, anybody could go buy cold storage Bitcoin and go to any one of these and party with their friends that speak the same language. But a lot of trust is developed in meeting a lot of these people face to face and having conversations in person. It also completely removes the bot element of Twitter, so you actually understand what the true underlying sentiment of people that is that are working in a space actually is. And that was fascinating to see this last week. Is there, there was just infectious energy everywhere. There was not a single bot, negative person in the entire room of the 500 people that were there. So it's easy to get confused by what the sentiment is on Twitter. And then you go to an event like this, and you see the people that actually work in this space, and it's completely different. So I think it's really valuable to hit them frequently, these different events. But to your point, Matt and Tim, it's just you can't go to all of them. You just got to pick and choose. And if you got a team that's great and trust your team to go make relationships and build the whole thing.

Ben Werkman 23:36

Think what's really important is being in the position to be able to capitalize on these types of events, and that's what this was this week. I mean, obviously you and Ed put together an incredibly high quality, high caliber event. I mean, truly, Tim, this was one of the more fruitful events that I'd been to. I mean, the type of discussion that was happening the participants that were there, the conversations happening out in the common area, you know, were just above and beyond, because you guys curated a small audience of people that were truly interested and dedicated, whether they were investors or bankers or just enthusiasts. So that was really incredible. But I think that there is a lot of value to being present in person. People will come and talk to you about things in person, or the conversations will just naturally go different directions. And much like a lot of the activity in Bitcoin, you know, will happen in seven to 10 days out of the year, I think you're going to start seeing that in the treasury space too, right? It's these types of events coming together, right, where there's an opportunity for Semler and Strive to connect, because they're both in the same city, they get to have the conversation. You figure out, if there's an aligned vision there, can you see a future where you can generate significantly outsized value by combining forces and becoming one entity? You know, those are the moments you need to be ready for. And then on the other side of that, you need to have a team that's prepared to act, you know. And there's a lot of unsung heroes on the Strive side of this, you know, like our chief legal officer, our CFO, and there's a whole bunch of people. Those guys have been run ragged, and they are still enthusiastic, and they are pushing forward, and they're making things happen because they understand how important this period of time is. Right? We are in that digital Capital Gold Rush right now, and there's a period of time where companies are going to be able to separate themselves from the pack and show the market that you can generate a truly unique value proposition that they're not going to see with any other team. And that, to me, is what's so important about being able to be present, right? It's that outcome, and it's showing that your team is always ear to the ground. You're looking for the right opportunity, but more importantly, when it comes you act.

Joe Burnett 25:56

Yeah, I agree with everything that you guys just said. I mean, the unconference for me, was an incredible experience. And the fact that this, you know, the seeds for this deal were kind of planted at that conference just kind of shows how great of a conference, Tim and Ed, you guys put on an incredible. When it comes to like, in person and virtual events. I think it's a balance, right? You can build, you know, incredible relationships in person at these conferences, and then you can also build a lot of relationships really fast, potentially on the internet. And you know, we are talking about digital capital. The digital transformation of investor relations and social media and X have become so powerful, and podcasting in general has become so powerful over the last 10 years that it's a very valuable asset that I think has kind of just been undervalued by broad, you know, part of the market for so long, just because it's new, it's experimental, it's, you know, untested. And it makes a lot of sense for, you know, smart, innovative companies to be doing the digital transformation of Investor Relations and so on and so forth. So I think it's a balance. You know, I've been to many Bitcoin conferences over the years, and they're slowly evolving into, you know, different things. And, you know, again, I think Tim, you did, you did a fantastic job with the Unconference.

Tim Kotzman 27:12

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Matt Cole 27:58

Tim, do you have any stories to tell from the unconference?

Tim Kotzman 28:05

On the spot, stories that are okay for television and YouTube and the internet.

Jeff Walton 28:13

It seems like PUBKEY was a big hit as well. I went over there once, it was like lying out the door and just absolutely slammed. So there's a couple after party events that were popping off

Matt Cole 28:24

too, and my sincere apologies for not making it there. This Semler deal started cooking, and I had to, I had to do a change of plans.

Tim Kotzman 28:36

Yeah, I think it waxed and waned at pub key, because whenever I got there, I forget what time it was. I just kind of walked right in. You could kind of walk to the to the back, and walk back. And, I mean, it was very busy, but it wasn't line out the door. So I think hats off to the PUBKEY crew. That kind of said, Hey, we've dealt with parties of 500 people, and you know, there might be a line out the door, but when it's that busy, people don't like stay for days on end, so it just kind of all works itself out. So I think that was super cool. We had an event where we had a few Bitcoin Treasury companies present, like, a five minute presentation, followed by five minutes of Q and A with some, you know, accredited investors, qualified purchasers on whatever the morning was after Thursday morning, and that was standing room only in the back. So that was pretty cool to just see people showing up in person for something like that. Not surprising, but very cool. The event itself was, I mean, Adrian took it to the next level. I posted late last night, or maybe reposted this morning, that one of the other media outlets reached out to me, and I kind of posted what they what they said, which was something to the effect of, you know, this guy has been in the Bitcoin event space for a long time, and he said, You guys just took it technically to the next level. And that was all Adrian like. I saw the mock up, but when I saw that, like in the round stage with the, you know, the letters on it, I was like, this is going to be wild. And then I told a few people the night before, I said, I have three goals for tomorrow, in no particular order. I want to make sure Michael's happy. I want to make sure the audience in the room is happy. And I really hope the live stream just looks incredible. And I think hopefully we just knocked it out of the park on all of those, I was basically just walking around the entire day saying to people in the room, did you have you seen the live stream? And they're like, No, I'm here in person. I'm like, it looks awesome. So Adrian and his team, you know, hats off. It definitely was, was noticed and super excited to be working with Ed and Adrian and Ted and Annalise and the team. And really hats off to Ed, like he pulled together Ted and Annalise. And I didn't know who these cats were, right? I was like, oh, what we're doing a conference and these, yeah, great. Go, go, go. I mean, there were to your points, right? A couple of not a lot of sleep nights, or just busy days where, you know, I'm like, I get plenty of sleep. I sleep really well at night, because it was a sprint in less than three months. But yeah, you can just do things. Matt's here just doing things. We're all here just doing things. Super excited, and I know that it meant a lot to Ed and a lot to PUBKEY, to get, to get sailor down there, right, signing the wall and spending some time with everyone. I think that was really special. And just the fact that everyone was so engaged, right, anyone who wanted a picture with Saylor just kind of went up and there was that professional photographer, bud. And I mean, the pictures, it's like the live stream, looked great. The photos look great. There's just like so many incredible Bitcoiners, and that's probably, as I'm rambling, the whole point, like all of these guys and gals are Bitcoiners, and that's really what you saw brought to life. And yeah, super, super happy, super excited for January, and looking to do a lot of digital events between now and then, not too many. Matt, I know once a month is probably too much, but yeah, lots of lots of fun stuff on the horizon.

Ben Werkman 32:10

Yeah, we got to make sure you stop doubling your time on the digital conferences where you're going to be on there for a week straight interviewing people, because you just seem to keep increasing it. But the one thing that I think I saw that you guys did better than anyone that I've seen is you effectively curated a multi day experience for people. So when you have an event like that, and you have people that are traveling and coming in for multiple days, what you guys did was you created opportunities all throughout, like a three day period, for people to continuously interact with both the people that are participating at the conferences and all the attendees. It gave people that ability to get those personal connections with each other in casual settings. And I think that for a lot of people, is what really makes the experience is that level of access, you know, to the people in the names that they've gotten to know over time in this space, and I think that was really incredible. One thing that was pretty funny to me, and I'll share this one, was I was talking to Tim's girlfriend backstage, and I asked her, I go, so what do you think when Tim comes to you with these ideas and he goes, I'm gonna throw a conference. You know, never done it before, but I'm gonna launch one. And she goes, Well, by the time he told me he'd already tweeted that he was doing it, so he was locked in, and there really wasn't anything I could do about it. So I found that to be pretty funny. Tim's a, uh, an action. First he gets himself committed to something, and then he just follows through, which is incredible. So hats off to you, Tim.

Jeff Walton 33:37

Great work. Great work. One thing that I've noticed a lot of people talking about just broadly is they're like, searching for a Bitcoin job. And what I think a lot of people don't necessarily realize is, once you like, once I quit my job in reinsurance, and I didn't technically have a job, I found out, and I noticed real quickly that I was actually working for the network, like, if you're talking about Bitcoin, you're working for the network. If you're attending these conferences, you're working for the network, like you're putting your energy into the Bitcoin network. And I encourage people to reframe their perspective that way, because the we're breaking walls in every sort of way. And there's a lot of opportunity in various different places to continue to infiltrate that maybe it be traditional finance or media, or what everybody on this screen is doing. Everybody's found their way to kind of push this network forward in in in a in a vein where their background provides more value. So you kind of have to start somewhere, and the easiest place to do it is by talking to people and attending these events. So I would encourage anybody to go talk to these people in person. It's a lot harder to infiltrate somebody's DMS than it is to meet somebody in person. I probably talked to 150 people while I was at your conference, Tim, and you know, most of them were just saying, Hi, nice. You know, nice to meet you. Thanks for being here. Thanks for doing what you do. And then a few of them were, like, actual potential value add business ideas, or, you know, conversations that that were very intriguing. So I just would leave people with that, it's very valuable to attend these in person, like, if you want to break into this space, it's worth a little bit of investment. Yeah, New York's expensive, but you learn a lot. You get to meet a lot of people, and there's a lot of personal value and value to the network. By being at those events.

Joe Burnett 35:54

You brought up the idea of network effects, and how you know bitcoin is, you know, a monetary network in itself, and network effects like have these virality concepts involved to where they can actually go viral. And it kind of reminded me of, you know, if you look at, you know, Strategy's performance over the last five years or so, it's done incredibly well. And, you know, I don't know how many, like titans of industry, whether it's banking or technology or oil and gas or whatever else, where the leader of the industry is going out there and proclaiming, you know why Bitcoin or is important, and then highlighting their exact business model and saying, Hey, copy me. You know, borrow dollars, buy bitcoin. Issue preferred equity, buy bitcoin. And still, it took four years, really, for someone to copy them to, you know, a similar scale. And it's just funny how it, you know, it takes courage to adopt a Bitcoin standard and to adopt Bitcoin as a hurdle rate. But once it gets going and the network effects kick in, and the virality starts to happen, then this thing could really get going

Jeff Walton 36:59

And Bitcoin's strong, right? We're going to be here where the price of Bitcoin can be very volatile, and I'm sure we're going to have volatility, the upside volatility the downside, and we're going to have to figure out what to do among those different paths. But we have that optionality, and we have a strong balance sheet, and the bringing together of these two balance sheets into one, it increases credit quality, increases optionality, increases everything that we could potentially do in terms of financing and capital market activity, and that's just an exciting place to be like we don't we're not dependent on future cash flows of, you know, some AI chips that our company is making. And, you know, we have the competition of all these, you know, different countries that are racing to get this stuff out the out the market. So, yeah, it's just so, so powerful. And it will, it will continue to grow and have this kind of snowball effect. Is similar to, I mean, Strategy went from $500 million to $75 billion in five years. Now, what if you have 20 companies do that? That's and let's just say strategy goes from 70 billion to 300 billion, and you have 25 companies go from 500 million to 75 billion. Like the landscape of the financial market looks completely different. So I'm just excited about the next five years and the next decade as everybody is operating in this space.

Matt Cole 38:30

Yeah, and what's also interesting to me about just going back to the merger here for a second, is that both sides could have done nothing have a massive amount of bitcoin on each side, like, like, like, you could do nothing, and you still are powered by Bitcoin. And so I think that even though I think this is extremely innovative, and people are gonna be writing about this and learning about this for probably decades, and it probably will kick start over the next few years. Other MMA activity in this space, but not because it has to be done. It's because it's all about thinking through the goals here. The goals being, how do I increase on both sides, Bitcoin per share over the long run? How do I outperform Bitcoin over the long run? How do I get the best balance sheet together to accelerate, because we are in this digital gold rush era. So in this gold rush era, you are incentivized to be able to move faster, but even having 5000 Bitcoin on your balance sheet, you're good, you're good at that point. But, but I think what I like about this space is that I know, for you guys and for us, like good isn't enough. It's like you're striving for excellence, right? And you're striving for true value maximization. You see teams of people that that executed that space at speed, and what they're able to do, Strategy, MetaPlanets of the world do. People that just they don't stop, they don't they're not satisfied with the status quo. And that is extremely energizing, even when you don't sleep for several days.

Ben Werkman 40:14

I think what you want to see out there, and what you're seeing with some of the companies that are separating themselves, is you want the teams that execute when everyone else is starting to think it's over, right? When you have true conviction in something the time that you show that is not when everything's going great. It's not when the entire industry is ripping it's not when bitcoin is blasting through all-time highs everybody's excited during that time period. It's when things quiet, it's when things settle. It's when the market starts to lose faith. You see the premium starting to come down. You know, everyone thinks it's over, and we've been through many of these cycles, right? This isn't the very first one, but I would say that this was one that started to get a little lower on sentiment than I've seen in the past. What you want to see during these time periods are which companies are continuing to press forward, because that's what tells you that they have a long-term vision that they're executing towards. This is just a speed bump on the road to something that's much greater, right? It might slow a lot of people down, but it's also where opportunities created. This opportunity being one of them, right? This probably wouldn't have happened if bitcoin was just blasting through all time highs. And so the teams that are willing to tune out the noise to look forward 10 years, 20 years, and look at what's possible and how they want to chart that course and then continue to execute on that during the times when everybody else thinks it's time to play safe. Those are the companies that you want to be on the ride with. And there's no doubt that these transactions are incredibly complex. I think that the market's been learning that now for several months, because we're seeing new types of financings coming out, we're seeing the timelines that come along with those. These are incredibly complex instruments, but that's why this isn't an area that you really come into for a trade. And if I had to highlight one thing that I think that the whole Treasury movement may have initially caused a negative into the market is I think it took away what people initially had already ingrained in their minds about Bitcoin, with it being an incredibly long duration asset, right? You're focusing on this for years. You're taking devaluing dollars, you're putting it in Bitcoin. You close your eyes. You don't care about the day to day, because directionally, you know where this is going. And when it became about equities, I think people turned on the trading mind, and they started looking at these as opportunities to trade, and there's a space for that. If that's your style, there's certainly a space for that. But for the people that are looking at this as a way to potentially outperform Bitcoin over the long term, you have to keep that Bitcoin mindset right. There's going to be bad weeks, there's going to be bad months, there's going to be bad quarters. But what you're doing during that time and setting yourself up on a path for success, and getting all the tools in place and the scale that you need to really be successful, you know, if you continue to hyper focus on that, and you execute every day of the week and you keep showing up, that's what's going to generate it. I can't imagine Saylor loved it when they were writing articles about, you know, how he bet big and he lost, and, you know, everyone had ruled him out, and Strategy was going down, and everyone's calculating his liquidation prices and all these things, right? And what did he do? He kept buying Bitcoin, he kept finding ways to buy bitcoin, and he pushed forward. And now he's in a completely different space. So I think that's what's so incredible about where we are in this market today, is this is going to be that time period. I think that separates most of these companies, and you find out exactly what they're made of here.

Jeff Walton
100%.

Matt Cole 43:53

I think what you said Ben is even, in my view, why the hurdle rate started and it was taking that long term view in a market, and this isn't a criticism on any trader or investor, but a market that is so volatile that it invites and it's and it requires a focus to not get into that mindset, but to keep your mind on the long term goal here, both From the company's perspective of if the company itself is trying to focus on short term movements over the course of a month, in my view, it will fail. And you've taken the longest duration trade that I think is as close to a sure bet as you could get, and you've given it to the volatility gods, and you've flipped a coin and you can't do that, and that's why, you know, we always are obviously talking about perpetual preferred equity instruments, right? A perpetual trade to be short the dollar and long Bitcoin on a levered basis, and thinking in years and decades, and building something that's truly great. Yeah, and knowing that while you're doing that, you're building something that's amplified Bitcoin, an amplified, high volatility asset. And so you have to have deep conviction. You have to have an ability to handle that volatility and understand that like others, others won't. And for me, like, look, I hope that every short-term trader makes money. The reality is, is that probably over, I think it's over, 95% lose money, and that's just a very difficult trade. And so I hope from this education, it's like, hey, good Bitcoin Treasury companies are focused on long term. We're not focused on the short term. That is the mandate. That is how we incentivize the team. We're going to pay the team better if they execute over longer periods of time. Because we think that's actually achievable if you bring in high talented a high talented group of people. But it's it's extremely important, and I do think that when you have these lull periods, you start to see people that have put on, you know, trades that maybe they shouldn't and, and I'm not negative about it. My point is I want to educate these people and say, Hey, start to train your mind to think about the long run. Because if you can do that, you can rebuild and you can and you can do it the right way, and not get rich quick, but get rich over the long run by aligning your own investment with the incentives of the investments that you're investing in.

Jeff Walton 46:27

I mean, that's how the whole world should prosper. That should get wealthy over the long run not get rich quick is you gotta win or loser generally, in most circumstances, and like a sustainable path forward is just long trajectory over time, thinking about storing your wealth in a more efficient way. So yeah, definitely would emphasize that, Matt, you said one thing prior to this that I thought was also very profound. Both of these companies could have done nothing right? Strive and Semler, could have done nothing. And I thought that was a very profound because this transaction worked, because it was a Bitcoin company acquiring a company that had Bitcoin, if there, if there were a non-Bitcoin company that were to come to Eric or you guys, Joe, you probably would have said no, and you're like, This doesn't make any sense. Like, this isn't aligned with where I want to go. This isn't like, I've got 5,000 Bitcoin, like, go away. But the sum of the parts can create something greater, and that's where the opportunity was, and that, I think that's pretty profound. It's like any future M&A in this space is going to be Bitcoin company to Bitcoin company. We're not going to I think there's a very low likelihood that we see, you know, these other companies come in with these bids to buy Bitcoin companies and then sell off the Bitcoin and do something else. Because the people, the people in charge and running these companies, know that the Bitcoin has value and has value for the long run. So it's cool. There's this like synergy within the market itself to work, work together from that perspective. So yeah, really unique.

Joe Burnett 48:18

Yeah. One last thought on the idea of time preference and thinking long term. I think, you know, a lot of people forget, or they don't really realize, like Saylor and Strategy are partially pivoting away from convertible debt towards perpetual preferred equity because they want to borrow money at an infinite duration, like the four to five years or six years was too short term for them, and, you know, invited additional risks that they didn't expect or that they didn't prefer to have. And so that's why they've partially why they've pivoted toward the preferred equity model. And so, when you are out there trying to day trade a, you know, Amplified Version of Bitcoin that has, you know, a perpetual time horizon that may not work out with you. When Bitcoin happens to go up one day and MSTR or whatever happens to go down that day, it's like, that's not how that, you know, security was designed, and that's not necessarily how it's going to trade on a daily basis. So I find that funny. Like, you know that's part of the reason why he went to perpetual pervert equity, because his time horizon is that long. But with that said, like he still executes, and all these Bitcoin treasuries companies do and Strive and Semler like, execute on a daily basis to figure out creative, unique ways to increase Bitcoin per share, because I completely agree. You know, both companies could have just sat there, done almost nothing, and probably outperformed the S&P500, you know, real estate and all these other fixed income and all these other traditional asset classes, yet bitcoin is the hurdle rate for capital allocation, and we want to generate more Bitcoin per share for time. And that's why, part of the reason why I'm so excited about this transaction with Strive and Semler.

Jeff Walton

Hell yeah.

Matt Cole 50:08

I have nothing to add to that.

Jeff Walton 50:12

Wrap it there.

Tim Kotzman 50:13

Closing thoughts, or we'll wrap it. This has been the hurdle rate for September, 22 2025 thanks everybody for listening, watching for Ben Werkman, Joe Burnett, Jeff Walton, and Matt Cole. I'm Tim Kotzman, we'll see you next week. Bye.

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Natalie Brunell ⚡
@natbrunell

NEW: In their first joint interview since Strive's acquisition of Semler Scientific, Matt Cole and Eric Semler share why they combined forces in a landmark Bitcoin treasury deal and what it signals for the broader market.

Timecodes:
00:00 Why Did $ASST Acquire $SMLR?
5:51 Why pursue a "Preferred Equity Only" model?
7:43 The Future of Semler Scientific's Medical Business
10:57 Strive's Bitcoin Accumulation Plan
15:44 Is This Acquisition Starting a Consolidation Wave?
18:44 How Should Investors View Bitcoin Equities

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10:56 AM · Sep 23, 2025 · **48.8K** Views

**Jeff Walton** @PunterJeff

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Hurdle Rate episode 28!

Includes:
20 minute riff on the $ASST / $SMLR acquisition
BTC Treasuries Conference breakdown
Operating on a BTC standard

Unpacked with @ColeMacro @BenWerkman @TimKotzman @IIICapital & myself.

Bitcoin IS THE HURDLE RATE

> **The Hurdle Rate Podcast** @HurdleRatePod · 4h
>
> Welcome back to The Hurdle Rate Podcast.
>
> Episode 28: The M&A Era Has Begun.
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> The crew is back with special guest Joe Burnett to cover the @strive acquisti...
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Last edited 3:40 PM · Sep 23, 2025 · 753 Views

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Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4, or the Registration Statement, to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Sci and a prospectus of Strive, or the Information Statement/Proxy Statement/Prospectus, and each of Strive and Semler Sci may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Sci to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCI ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCI AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Sci, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Sci will be available free of charge on Semler Sci’s website at https://ir.semlerscientific.com. The information on Strive’s or Semler Sci's respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Sci and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Sci in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Sci and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Sci in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of Semler Sci, their ownership of Semler Sci common stock, and Semler Sci's transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Sci's definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Sci, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Sci or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Sci to terminate the merger agreement between Strive and Semler Sci;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Sci or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Sci’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Sci’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Sci or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Sci’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Sci's or the combined company's results.

Although each of Strive and Semler Sci believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Sci will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the SEC on September 12, 2025 (including the documents incorporated by reference therein), Semler Sci's most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Sci with the SEC.  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Sci or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and Semler Sci undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.